# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CytomX Therapeutics, Inc., CIK 0001501989
CUSIP: 23284F105
Title of class of securities: Common Stock, $0.00001 par value per share ("Common Stock")
Address of issuer's principal executive offices: 151 OYSTER POINT BLVD., SUITE 400, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002092021

## Reporting persons
- Seven Fleet Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,085,398; sole dispositive power 0; shared dispositive power 1,085,398; aggregate amount beneficially owned 1,085,398 (0.5% of the class)
  Comment: Note to Rows 6, 8 and 9: All such shares are held of record by Seven Fleet Master Fund (as defined in Item 2(a) below). Seven Fleet Management, as the investment manager of Seven Fleet Master Fund, may be deemed to beneficially own the shares of Common Stock held directly by Seven Fleet Master Fund. Seven Fleet Management GP, as the general partner of Seven Fleet Management, may be deemed to beneficially own the shares of Common Stock beneficially owned by Seven Fleet Management. The Reporting Individual, as the managing member of Seven Fleet Management GP, may be deemed to beneficially own the shares of Common Stock beneficially owned by Seven Fleet Management GP.
  
  Note to Row 11: Based on 217,702,919 shares of Common Stock (as defined in Item 2(d) below) outstanding as of April 30, 2026 reported by the Issuer (as defined in Item 1(a) below) in its Quarterly Report on Form 10-Q dated and filed with the Securities and Exchange Commission (the "Commission") May 7, 2026 (the "Quarterly Report").
- Seven Fleet Capital Management LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,085,398; sole dispositive power 0; shared dispositive power 1,085,398; aggregate amount beneficially owned 1,085,398 (0.5% of the class)
  Comment: Note to Rows 6, 8 and 9: All such shares are held of record by Seven Fleet Master Fund. Seven Fleet Management, as the investment manager of Seven Fleet Master Fund, may be deemed to beneficially own the shares of Common Stock held directly by Seven Fleet Master Fund. Seven Fleet Management GP, as the general partner of Seven Fleet Management, may be deemed to beneficially own the shares of Common Stock beneficially owned by Seven Fleet Management. The Reporting Individual, as the managing member of Seven Fleet Management GP, may be deemed to beneficially own the shares of Common Stock beneficially owned by Seven Fleet Management GP.
  
  Note to Row 11: Based on 217,702,919 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2026.
- Seven Fleet Capital Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,085,398; sole dispositive power 0; shared dispositive power 1,085,398; aggregate amount beneficially owned 1,085,398 (0.5% of the class)
  Comment: Note to Rows 6, 8 and 9: All such shares are held of record by Seven Fleet Master Fund. Seven Fleet Management, as the investment manager of Seven Fleet Master Fund, may be deemed to beneficially own the shares of Common Stock held directly by Seven Fleet Master Fund. Seven Fleet Management GP, as the general partner of Seven Fleet Management, may be deemed to beneficially own the shares of Common Stock beneficially owned by Seven Fleet Management. The Reporting Individual, as the managing member of Seven Fleet Management GP, may be deemed to beneficially own the shares of Common Stock beneficially owned by Seven Fleet Management GP.
  
  Note to Row 11: Based on 217,702,919 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2026.
- Brian Liu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,085,398; sole dispositive power 0; shared dispositive power 1,085,398; aggregate amount beneficially owned 1,085,398 (0.5% of the class)
  Comment: Note to Rows 6, 8 and 9: All such shares are held of record by Seven Fleet Master Fund. Seven Fleet Management, as the investment manager of Seven Fleet Master Fund, may be deemed to beneficially own the shares of Common Stock held directly by Seven Fleet Master Fund. Seven Fleet Management GP, as the general partner of Seven Fleet Management, may be deemed to beneficially own the shares of Common Stock beneficially owned by Seven Fleet Management. The Reporting Individual, as the managing member of Seven Fleet Management GP, may be deemed to beneficially own the shares of Common Stock beneficially owned by Seven Fleet Management GP.
  
  Note to Row 11: Based on 217,702,919 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2026.

## Item 1. Issuer
Name of issuer: CytomX Therapeutics, Inc.
Address of issuer's principal executive offices: 151 Oyster Point Blvd., Suite 400, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Seven Fleet Master Fund LP ("Seven Fleet Master Fund"), Seven Fleet Capital Management LP ("Seven Fleet Management"), Seven Fleet Capital Management GP LLC ("Seven Fleet Management GP" and collectively, the "Reporting Entities") and Brian Liu (the "Reporting Individual"). The Reporting Entities and the Reporting Individual are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 960 San Clemente Way, Mountain View CA 94043.
Citizenship: Seven Fleet Master Fund is a limited partnership organized under the laws of the Cayman Islands. Seven Fleet Management is a limited partnership organized under the laws of the State of Delaware. Seven Fleet Management GP is a limited liability company organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Row 9 of the cover page for each Reporting Person.

Seven Fleet Master Fund is the record owner of 1,085,398 shares of Common Stock. Seven Fleet Management, as the investment manager of Seven Fleet Master Fund, may be deemed to beneficially own the shares of Common Stock held directly by Seven Fleet Master Fund. Seven Fleet Management GP, as the general partner of Seven Fleet Management, may be deemed to beneficially own the shares of Common Stock beneficially owned by Seven Fleet Management. The Reporting Individual, as the managing member of Seven Fleet Management GP, may be deemed to beneficially own the shares of Common Stock beneficially owned by Seven Fleet Management GP.

Seven Fleet Management and Longitude Capital Management Co. LLC (together with its affiliates, Longitude) have instituted policies and procedures that may affect the acquisition, holding and disposition of securities held by Seven Fleet Management and its affiliates. As a result of such policies and procedures, the Reporting Persons and Longitude may be deemed to be members of a group within the meaning of within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the Exchange Act). As of the date hereof, based on information provided by or behalf of Longitude, Longitude may be deemed to be the beneficial owner of 15,288,461 shares of Common Stock, constituting 7.0% of the number of shares of Common Stock outstanding (based on 217,702,919 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2026). Notwithstanding such policies and procedures, the Reporting Persons expressly disclaim such group membership and beneficial ownership over any Common Stock that they may be deemed to beneficially own by reason of such policies and procedures. This Schedule 13G shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 of the Exchange Act or for any other purpose.
Percent of class:
See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

* Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Sole power to vote or to direct the vote:
Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*
Shared power to vote or to direct the vote:
Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*
Sole power to dispose or to direct the disposition:
Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*
Shared power to dispose or to direct the disposition:
Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the Commission on November 14, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Seven Fleet Master Fund LP: /s/ Dr. Brian Liu, Dr. Brian Liu, Managing Member of Seven Fleet Capital Management LP, its Investment Mgr and Seven Fleet Capital Management GP, LLC, its Gen'l Ptr (05/15/2026)
- Seven Fleet Capital Management LP: /s/ Dr. Brian Liu, Dr. Brian Liu , Managing Member of Seven Fleet Capital Management GP, LLC, its General Partner (05/15/2026)
- Seven Fleet Capital Management GP LLC: /s/ Dr. Brian Liu, Dr. Brian Liu, Managing Member (05/15/2026)
- Brian Liu: /s/ Dr. Brian Liu, Dr. Brian Liu (05/15/2026)